Exhibit 99.1

ParaZero Secures First Order from Israeli Defense Entity for DefendAir Counter-UAS Systems

Kfar Saba, Israel, Jan. 02, 2026 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “company” or “ParaZero”), an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry, announced today it has received its first purchase order from a main Israeli defense entity for the Company’s advanced DefendAir Counter-Unmanned Aerial Systems (CUAS).

This landmark order marks ParaZero’s first direct contract with this leading defense entity for its DefendAir anti-drone technology. The systems will support the defense entity’s extensive procurement initiatives amid heightened drone threats identified in recent conflicts, addressing the escalating drone threat as one of the primary risks to ground forces and critical operations.

DefendAir is a multi-layered, soft-kill CUAS solution featuring patented net-launching technology that enables safe, non-kinetic interception of hostile drones with minimal collateral damage. DefendAir has demonstrated 100% interception success in multiple field trials and is designed to protect troops, infrastructure, and urban environments from evolving unmanned aerial threats.

“We are honored to receive this first order from a leading Israeli defense entity, a testament to the reliability and effectiveness of our DefendAir systems in real-world defense scenarios,” said Ariel Alon, CEO of ParaZero. “Following the lessons of recent conflicts, where drones have emerged as a significant battlefield challenge, this procurement underscores the urgent need for advanced, scalable counter-drone capabilities. We are proud to contribute to enhancing the protection of Israeli forces and look forward to supporting broader deployment of our technology.”

The order includes delivery of DefendAir units along with integration and training support to ensure rapid operational readiness.

About ParaZero Technologies

ParaZero Technologies Ltd. (Nasdaq: PRZO) is an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry. Founded in 2014 by aviation professionals and drone industry veterans, ParaZero is a recognized leader in advanced drone technologies, supporting commercial, industrial, and governmental operations worldwide. The company’s product portfolio includes SafeAir, an autonomous parachute recovery system designed for aerial safety and regulatory compliance; DefendAir, a counter-UAS net-launching platform for protection against hostile drones in both battlefield and urban environments; and DropAir, a precision aerial delivery system. ParaZero’s mission is to redefine the boundaries of aerial operations with intelligent, mission-ready systems that enhance safety, scalability, and security. For more information, visit https://parazero.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, ParaZero is using forward-looking statements when it discusses broader deployment of its technology. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 21, 2025. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com